Exhibit 99.1

Press release

SHL Telemedicine strengthens leadership of its German operation

Mr. Bernd Altpeter, a highly experienced healthcare executive, joins as Co-Managing Director of SHL German Operation

Tel Aviv / Zurich / New York, 4 April, 2023 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN; NASDAQ: SHLT) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, announced today that Mr. Bernd Altpeter was nominated as Co-Managing Director of SHL German Operation, together with Mr. Linus Drop.

Mr. Altpeter has significant experience in the German healthcare and telemedicine market. Prior to his last position as Global Head of Digital Products and Projects with Boehringer Ingelheim Vetmedica GmbH, Mr. Alpeter founded in 2013 the Digital Health Group and served as its CEO. The Digital Health Group consisted of several companies focusing on digital chronic care management programs and health contract management, providing solutions and services to health insurance companies, physicians and pharma companies. The group was acquired in 2020 by Fresenius SE. Prior to that Mr. Altpeter held executive level positions in international organizations in the field of sales and marketing consulting.

Mr. Altpeter is a Business Administration graduate from the Technische Universität Berlin, and management training from INSEAD and Duke University.

“We welcome Bernd to the SHL leadership team” said Erez Nachtomy, CEO of SHL Telemedicine. “Bernd bring with him impressive knowledge and experience in executive and leadership positions in the German and International medical and telemedicine field. We are confident that Bernd will significantly contribute to the growth of our business in Germany.”

For further information please contact:

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our website at www.shl-telemedicine.com.

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Factors that can cause actual results to differ from those contained in forward-looking statements include those described in Item 3.D “Key Information—Risk Factors” contained in SHL Telemedicine’s Registration Statement on Form 20-F filed with the U.S. Securities Exchange Commission (the “Commission”) on March 28, 2023 and in its subsequent filings and submissions with the Commission. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements. Except as required by law.